SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Joint stock corporation under Brazilian law, registered as a Corporate Taxpayer with the
Ministry of Finance under No. CNPJ/MF 02.558.124/0001 -12
State Company Registration No. NIRE 3330026237-7

SUMMARY MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS’ MEETINGS HELD ON APRIL 24, 2006 AT 10:30 AM
Free Translation from Portuguese Original

1. DATE, TIME AND PLACE: April 24, 2006, at 10:30 AM, at the Company’s registered offices, located at Rua Regente Feijó No. 166/1687-B, in the downtown district (Centro), of the City of Rio de Janeiro, State of Rio de Janeiro (RJ), Federal Republic of Brazil.

2. CALL TO MEETING: Announcements published, pursuant to Article 124 of the Brazilian Corporation Law (n.º 6404/76), in the Official Gazette (DO) of the State of Rio de Janeiro and in the newspaper Gazeta Mercantil on April 04, 05 and 06, 2006. The cited announcements were made available to interested parties on the meeting table, with reading and transcription thereof being waived.

3. PARTIES PRESENT: Shareholders of EMBRATEL PARTICIPAÇÕES S.A. representing over ninety-seven per cent (97%) of the capital stock with voting rights, as recorded and signed in the Company Shareholders Presence Book. Also present were Messrs. Carlos Henrique Moreira, José Formoso Martinez, Isaac Berensztejn and Dr. Antonio Oscar de Carvalho Petersen Filho, representatives of Company Management, Messrs. Ruy Dell'Avanzi, Erasmo Simões Trogo and Edison Giraldo full members of the Fiscal Council, and Messrs. Roberto Martorelli and Andre Luis e Silva Silva, representatives of Ernst & Young Auditores Independentes S/S.

4. TABLE: Pursuant to Article 13 of the Bylaws, the meeting was presided over by the Chairman of the Board of Directors, Mr. Carlos Henrique Moreira, who called upon Dr. Antonio Oscar de Carvalho Petersen Filho to serve as secretary and record these Minutes.

5. AGENDA and DECISIONS: By Shareholders representing over of 2/3 (two/third) of Company voting capital, with abstention of the votes from those legally barred from voting, unanimous approval was granted by the shareholders present in the General Meetings to the following decisions:

5.1 Authorization for these Minutes to be drawn up in summary form and publication thereof carried out with omission of the signatures of Shareholders present, as respectively permitted by paragraphs 1 and 2 of Article 130 of Law n.º 6404/76.
5.2 Approval to waive formal reading of the Financial Statements, the Annual Report of Management and the Report of the Independent Accountants, inasmuch as the three said documents were already known to all shareholders present.
5.3 In Ordinary General Meeting: The following deliberations were approved by majority voting of present shareholders, with the abstention of the votes from those legally barred from voting:

(i) Approval of Management Accounts, the Annual Report of Management and the Financial Statements for the fiscal year ended December 31, 2005 as published in the newspaper Gazeta Mercantil and in the Official Gazette of the State of Rio de Janeiro on March 23rd., 2006.
(ii) Approval of Company’s proposal of distribution of dividends in the amount of R$ 146.673.868,00 (one hundred and forty-six million, six hundred and seventy-three thousand, eight hundred and sixty-eight reais) corresponding to the payment of the legal minimum dividends due to the Company’s preferred shareholders, at the ratio of R$ 0,3079583120 per batch of one thousand (1,000) preferred shares of capital stock, without withholding income tax (IRRF), in the manner provided by currently effective legislation. Approval of Company’s Administration proposal of capital budget, moreover, approval was further granted to allocation of the remaining balance of the adjusted net income for the year, in the amount of R$ 73.464.883,23 (seventy-three million, four hundred and sixty-four thousand, eight hundred and eighty-three reais and twenty-three centavos) to the Revenue Reserve – Reserve for Investments account, as per the capital budget.
(iii) Approval to set the annual overall remuneration of Company administrators to the amount of up to and including R$ 590.400,00 (five hundred and ninety thousand, and four hundred reais) in the manner for distribution of which shall be established by the Board of Directors.
(iv) Election of Fiscal Council members, observing the following: the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI submitted a proposal for choosing Ms. CELENE CARVALHO DE JESUS as full member and Mr. LUIZ ROBERTO DE ABREU DIAS, as alternate member, both representatives of the preferred shareholders. Furthermore, the controlling shareholder proposed election of the following members of the Fiscal Council: Mr. RUY DELL`AVANZI as full member, and Mr. EDUARDO FELIPE DA SILVA SOARES, as his respective alternate, Mr. EDISON GIRALDO as full member, and Mr. VALTER NOGUEIRA, as his respective alternate. Put to a vote, the posts on the Fiscal Council were filled with the following persons until the 2007 Annual General Meeting: (a) Ms. CELENE CARVALHO DE JESUS, Brazilian citizen, single, bank employee, bearer of identity card SSP DF n.º 332383, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 113.674.231-04, resident and domiciled at Praia de Botafogo, n.º 501, 3rd. floor, Botafogo, Rio de Janeiro/RJ, as full member, and (a.1) Mr. LUIZ ROBERTO DE ABREU DIAS, Brazilian citizen, separate, bank employee, bearer of identity card IFP/RJ n.º 267198, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 359.478.107-00, resident and domiciled at Rua Pacheco Leão, 606, house n.º 5, Jardim Botânico, Rio de Janeiro/RJ, as alternate member, both representatives of the preferred shareholders; (b) Mr. RUY DELL`AVANZI, Brazilian citizen, married, accountant, bearer of identity card n.º 1958301 SSP-SP, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 107.137.438-91, resident and domiciled at Rua General Jardim, n.º 36, São Paulo/SP , as full member, and (b.1) Mr. EDUARDO FELIPE DA SILVA SOARES, Brazilian citizen, married, accountant, bearer of identity card n.º 06132710-2 IFP/RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 776.754.877-53, resident and domiciled at Av. Prefeito Dulcidio Cardoso, n.º 3.230/apt. 202, Bl. 4, Barra da Tijuca, Rio de Janeiro/RJ, as alternate member; (c) Mr. EDISON GIRALDO, Brazilian citizen, married, accountant, bearer of identity card n.º 015315383-9 IFP/RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 041.564.478-04, resident and domiciled at Rua 35, n.º 181, Camboinhas, Niterói/ RJ, as full member, and (c.1) Mr. VALTER NOGUEIRA, Brazilian citizen, married, attorney, bearer of identity card n.º 047.437 OAB-RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.º 119.894.916-34, resident and domiciled at Rua Pereira da Silva, n.º 231, cob. 01, Laranjeiras, Rio de Janeiro/RJ, as alternate member, being the latest two full members and their respective alternate elected by the majority voting of present shareholders. The Committee members just elected declared that they are not impeded from performing their duties, in accordance with the provisions contained in Article 162, paragraph 2 of Law n.º 6404/76. Finally, the individual monthly remuneration for the members of the Company’s Fiscal Council was set in the amount of R$8.000,00 (eight thousand reais), besides mandatory reimbursement of such transportation and lodging expenses as are required for them to perform their functions, all in accordance with paragraph 3 of Article 162 of Law n.º 6404/76.

5.4 In Extraordinary General Meeting: The following deliberation was approved by majority voting of present shareholders, with the abstention of the votes from those legally barred from voting:

(i) Approval of the celebration of hiring services contracts between its controlled company, Empresa Brasileira de Telecomunicações S.A.-Embratel and subsidiaries, from one side, and related parties, from other side, in terms and general conditions described in the proposal made available to shareholders by Company Administration, in this act, authenticated by the chairman of meeting and filed in Company archives.

6. CLARIFICATIONS: The chairman of the meeting clarified that: 1) The Company’s Fiscal Council presented a favorable opinion regarding the Financial Statements, in compliance with provisions set forth in Article 163, items II and III, of Law n.º 6.404/76 ; and the Company’s Fiscal Council presented a favorable opinion regarding the submission, in this Extraordinary General Meeting, of the terms and general conditions of contracts to be celebrated between its controlled company, Empresa Brasileira de Telecomunicações S.A.-Embratel and subsidiaries, from one side, and related parties, from other side, as proposal made available to shareholders by Company Administration.

There being no further business to attend to, the proceedings were suspended for the time required to draw up these Minutes. When the session was reopened, these Minutes were read, found in order and signed by all those present. Signed: CARLOS HENRIQUE MOREIRA – CHAIRMAN OF THE MEETING; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO – GENERAL SECRETARY ; JOSÉ FORMOSO MARTÍNEZ - DIRECTOR VICE PRESIDENT; ISAAC BERENSZTEJN – ECONOMIC FINANCIAL DIRECTOR AND INVESTOR RELATIONS DIRECTOR ; RUY DELL`AVANZI – FULL MEMBER OF FISCAL COUNCIL; ERASMO SIMÕES TROGO – FULL MEMBER OF FISCAL COUNCIL; EDISON GIRALDO– FULL MEMBER OF FISCAL COUNCIL; ROBERTO MARTORELLI e ANDRE LUIS E SILVA SILVA - REPRESENTATIVES OF ERNST & YOUNG AUDITORES INDEPENDENTES S/S; SHAREHOLDERS: STARTEL PARTICIPAÇÕES LTDA; NEW STARTEL PARTICIPAÇÕES LTDA.; TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.; CONSERTEL CONTROLADORA DE SREVICIOS DE TELECOMUNICACIONES S.A. DE C.V.; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; JOSÉ TEIXEIRA DE OLIVEIRA; ALBERTO DE ORLEANS E BRAGANÇA; CÉLIA MARIA DOS SANTOS SOUZA; CAIXA DE PREVID. DOS FUNC. DO BANCO DO BRASIL –PREVI; VANGUARD EMERGING MARKETS STOCK INDEX FUND; AEGONTRANSAMERICA SER FUND INC V K AC INT ALL; ISHARES MSCI BRAZIL (FREE) INDEX FUND; BELL ATLANTIC MASTER PENSION TRUST;; PHILIPS ELETRONICS N.A CORP MASTER RET TRU; IBM TAX DEFERRED SAVINGS PLAN; THE MASTER T B OF JAPAN LTD RE MTBC 400035147; FORD MOTOR CO DEFINED BENEF MASTER TRUST; BARCLAYS GLOBAL INVESTORS NA; TCW AMERICAS DEVELOPMENT ASSOC.; STATE OF WINSCONSIN INVT. BOARD MASTER TRUST; THE PENSION RESERVES INVESTMENT MANG. BOARD; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; NORTHROP GRUMMAN PENSION MASTER TRUST; ING EMERGING COUNTRIES FUND; PAULO ANDRE BODIN DE MORAES; FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF

I hereby certify that this is a faithful copy of the minutes recorded in the appropriate Company book.

Antonio Oscar de Carvalho Petersen Filho
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.